Filed pursuant to 424(b)(3)
Registrant No. 333-138424
GREENHAVEN CONTINUOUS COMMODITY INDEX FUND
GREENHAVEN CONTINUOUS COMMODITY INDEX MASTER FUND
SUPPLEMENT DATED JANUARY 14, 2008 TO
PROSPECTUS DATED NOVEMBER 21, 2007
     This Supplement updates the following sections of the Registration Statement dated November 21, 2007 (the “Prospectus”) of Greenhaven Continuous Commodity Index Fund (the “Fund”) and Greenhaven Continuous Commodity Index Master Fund (the “Master Fund”). All capitalized terms used in this Supplement have the same meaning as in the Prospectus.
     Prospective investors in the Fund should review carefully the contents of both this Supplement and the Prospectus.
The following provision replaces the discussion in the section “Summary — The Distributor” and in the section “The Distributor” of the Prospectus:
The Distributor
     The Managing Owner, on behalf of the Fund and the Master Fund, has appointed ALPS Distributors, Inc., or the Distributor, to assist the Managing Owner and the Administrator with certain functions and duties relating to the creation and redemption of Baskets. Such services will include the following: review of distribution-related legal documents and contracts; coordination of processing of Basket creations and redemptions; coordination and assistance with maintenance of creation and redemption records; consultation with the marketing staff of the Managing Owner and its affiliates with respect to NASD compliance in connection with marketing efforts; review and filing of marketing materials with the NASD; and consultation with the Managing Owner and its affiliates in connection with marketing and sales strategies. Investors may contact the Distributor toll-free in the U.S. at (800) 320-2577. The Distributor is affiliated with ALPS Fund Services, Inc., a Denver-based service provider for administration, fund accounting, transfer agency and shareholder services for mutual funds, closed-end funds and exchange traded funds with over 100,000 shareholder accounts and approximately $10 billion in client mutual fund assets under administration. The Distributor provides distribution services and has approximately $120 billion in client assets under distribution.
     The Distributor will retain all marketing materials and Basket creation and redemption books and records at the offices of ALPS Distributors, Inc., 1290 Broadway, Suite 1100, Denver CO 80203; Telephone number (303) 623-2577.
     The Managing Owner, out of the Management Fee will pay the Distributor approximately $50,000 per annum, plus any fees or disbursements incurred by the Distributor in connection with the performance by the Distributor of its duties on behalf of the Fund and the Master Fund.
The following section shall be added in the Summary section after the section “Summary — The Distributor” and after the section “The Distributor” of the Prospectus:
The Marketing Agent
     The Managing Owner, on behalf of the Fund and Master Fund, has appointed ALPS Fund Services, Inc., or ALPS Fund Services, an affiliate of the Distributor, as a marketing agent to the Fund and Master Fund. ALPS Fund Services will provide assistance to the Managing Owner with certain function and duties such as providing various educational and marketing activities regarding the Fund, primarily in the secondary trading market, which activities include, but are not limited to, communicating the Fund’s name, characteristics, uses, benefits, and risks, consistent with the prospectus, providing support to national account manager’s and wholesalers filed activities, assisting national account managers in implementing sales strategy. ALPS Fund Services will not open or maintain customer accounts or handle orders for the Fund. ALPS Fund Services will engage in public seminars, road shows, conferences, media interviews, field incoming telephone “800”number calls and distribute sales literature and other communications (including electronic media) regarding the Fund. Investors may contact ALPS Fund Services toll-free in the U.S. at (800) 320-2577.
     The Managing Owner, out of the Management Fee, pays ALPS Fund Services for performing its duties on behalf of the Fund and the Master fund.
The following sections shall be added in the Material Contracts Section of the Prospectus and after the Distribution Services Agreement:
Marketing Services Agreement
     ALPS Fund Services provides certain marketing services to the Fund. Pursuant to the Marketing Agreement, as amended from time-to-time, between the Managing Owner, on behalf of the Fund and Master Fund, and ALPS Fund Services, ALPS Fund Services assists the Managing Owner with certain function and duties such as providing various educational and marketing activities regarding the Fund, primarily in the secondary trading market, which activities include, but are not limited to, communicating the Fund’s name, characteristics, uses, benefits, and risks, consistent with the prospectus, providing support to an extensive broker database and a network of internal and external wholesalers. ALPS Fund Services will not open or maintain customer accounts or handle orders for the Fund. ALPS Fund Services will engage in public seminars, road shows, conferences, media interviews, field incoming telephone “800”number calls and distribute sales literature and other communications (including electronic media) regarding the Fund.
     The date of the Marketing Services Agreement is January 14, 2008 and will continue until two years from such date and thereafter will continue automatically for successive annual periods, unless a party provides notice to the other party within 60 days of the termination of the then current term.
     Pursuant to the Marketing Agreement, each party will indemnify and hold harmless the other party against all losses, costs and expenses (including reasonable attorney’s fees) that an indemnified party incurs by reason or result of or arising from the breach of any terms, provisions, covenants, warranties or representations contained in the Marketing Agreement.
The following paragraph will replace the last paragraph contained in the section of the Prospectus entitled The Plan of Distribution — General:
     The offering of Baskets is being made in compliance with Conduct Rule 2810 of the NASD. Accordingly, Authorized Participants will not make any sales to any account over which they have discretionary authority without the prior written approval of a purchaser of Shares. The maximum amount of items of value to be paid to NASD Members in connection with the offering of the Shares by the Fund will not exceed 10%.
The following paragraphs will be included after the above replacement paragraph in the section of the Prospectus entitled The Plan of Distribution — General:
     Pursuant to the Distribution Services Agreement, the Distributor will be paid out of the Management Fee of the Master Fund in an amount of approximately $50,000 per annum, plus any fees or disbursements incurred by the Distributor in connection with the performance by the Distributor of its duties.
     Pursuant to the Marketing Agreement, ALPS Fund Services will be paid the following fees out of the Management Fee of the Master Fund in an amount of (i) 0.051% per annum on the first $100 million of the average amount of daily net assets of the Master Fund during each calendar year, or Total Net Assets, (ii) 0.068% on the next $100 million of Total Net Assets (i.e., the amount of Total Net Assets above $100 million but below $200 million); (iii) 0.085% on the next $300 million in Total Net Assets (i.e., the amount of Total Net Assets above $200 million but below $500 million); (iv) 0.102% on the next $500 million of Total Net Assets (i.e., the amount of Total Net Assets above $500 million but below $1 billion); and (v) 0.153% per annum on the Total Net Assets in excess of $1 billion.
     The Fund will advise the Distributor and ALPS Fund Services if the payment described hereunder must be limited, when combined with other commissions and any price spreads realized by other FINRA Members, in order to comply with the 10% limitation on total underwriters’ compensation pursuant to FINRA Conduct Rule 2810.
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All information in the Prospectus is restated pursuant to this Supplement, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS
POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

GREENHAVEN COMMODITY SERVICES, LLC
Managing Owner

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